Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1.1:	Ad, appearing in four versions, on U.S. Google search starting on December 10, 2018 hyperlinking to Husky website, which contains U.S. advisories including Notice to U.S. MEG Shareholders (previously filed)

Exhibit 1.2:	Revised statements placed on Husky’s website on December 10, 2018 connected by hyperlink from U.S. Google ad, which statements have hyperlinks to the accompanying U.S. advisories including Notice to U.S. MEG Shareholders (previously filed)

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or by telephone at 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery as they may be amended or supplemented from time to time.

[Materials begin on the following page]

Exhibit 1.1

Versions of Google ad

(Each ad contains an active hyperlink to the Husky Energy website with advisories and notices, including Notice to U.S. MEG Shareholders, previously filed)

A variation of the second version above is also being used, replacing the words “& upside potential” with “, upside potential of a stronger, combined Canadian energy company.”

Exhibit 1.2

Husky’s Offer For MEG Energy

Learn More

[above appears on first page of Husky’s website and is hyperlinked to the following, and the links contained in the following go to materials on the website that were previously filed.]

The Company Husky’s Offer to Purchase MEG - Better Together TENDER YOUR SHARES Husky Energy’s Proposed Acquisition of MEG Energy Our proposal is in the best interests of Husky and MEG shareholders, employees and stakeholders: immediate 44 percent premium for MEG shareholders, participation in Husky’s dividend and a stronger balance sheet enabling more free cash flow. Letter to MEG Shareholders On behalf of the Board of Directors of Husky Energy, you are invited to consider our compelling cash and share offer to acquire all outstanding shares of MEG Energy for $11 in cash or 0.485 of a Husky share per MEG share held, subject to a maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The offer is contained in the Offer to Purchase and Circular. The Offer is open for acceptance until 5 p.m. (Toronto time) on Wednesday, January 16, 2019. Please carefully consider this Offer and read the Offer to Purchase and Circular, which contains important information regarding Husky and the terms and conditions of the Offer. Husky believes that the Offer represents a compelling return proposition for MEG shareholders to maximize the value of their investment through a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects - all of which contribute to substantially more funds from operations and free cash flow with much greater stability. The benefits of this transaction for MEG shareholders include:

An immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date. Stronger balance sheet enabling more free cash flow to be directed to shareholder returns and growth investments Increased stability of funds from operations and free cash flow due to integration, expanded market access and high-netback offshore operations $200 million per year of near-term, realizable synergies Opportunity to participate in Husky’s current 2.2 percent dividend yield Retain significant upside through participation in a stronger combined platform for shareholder value creation We have determined the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment. Read the full letter to MEG shareholders (pdf) Advisories and Notice to U.S. MEG Shareholders (pdf) News Presentation Reasons to Accept (pdf) Circular (pdf) Tender Your Shares Tendering Documents FAQs Contact Annual Report 2017 ESG Report 2018 Guidance Corporate Presentation Offer to Acquire MEG Energy Retail Suppliers Products Safety Data Sheets Ethics Help Line Contact Us Operations Operations Thermal Downstream Resource Plays Asia Pacific Atlantic Retail Suppliers Products Safety Data Sheets Investors Investors MEG Offer Reports & Filings Conference Calls & Presentations Analyst Coverage Transfer Agent & Dividend Subscribe to E-Notify Corporate Presentation Guidance Annual Report ESG Reports Newsroom Newsroom News Releases Incident Updates Articles Photo Library Careers Careers Professional Opportunities Operations & Trades Students & New Grads Work Locations Responsibility Responsibility ESG Reports CDP Reports Safety Health & Wellness Environment Pipeline Integrity Indigenous & Community Relations Diversity & Inclusion Community Investment About Husky About Husky Overview History Management Corporate Governance Board of Directors Board Mandates Policies & Guidelines Ethics Help Line Contact Us Privacy Statement © 2018 Husky Energy Inc. Legal Disclaimer